UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           TOP AIR MANUFACTURING, INC.
                                (Name of Issuer)



                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                     0-10571
                                 (CUSIP Number)

                             RICHARD W. BURKE, JR.
                             BURKE, WARREN & MACKAY
                           330 N. WABASH, SUITE 2200
                               CHICAGO, IL 60611
                                 (312) 840-7060
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    Copy to:
                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                           101 SOUTH HANLEY SUITE 1600
                            ST. LOUIS, MISSOURI 63105
                                 (314) 862-1200

                                JANUARY 15, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.


Check the following box if a fee is being paid with the statement /X/.

                                Page 1 of 4 Pages

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wayne W. Whalen
         ###-##-####


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /_/

                                                                (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         Shares of Issuer common stock were acquired through exchange of shares of Ficklin Machine Co., Inc., an Illinois corporation, formerly held by Whalen.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             /_/


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF                         7.       SOLE VOTING POWER
SHARES                                     1,150,000
BENEFICIALLY
OWNED BY                          8.       SHARED VOTING POWER
EACH                                       0
REPORTING
PERSON                            9.       SOLE DISPOSITIVE POWER
WITH                                       1,150,000

                                  10.      SHARED DISPOSITIVE POWER
                                           0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,150,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22%

14.      TYPE OF REPORTING PERSON
         IN

                                Page 2 of 4 Pages

         Item 1.  Security and Issuer.

         This Statement relates to the common stock, no par value per share (the "Top Air Common Stock"), of Top Air Manufacturing, Inc., an Iowa corporation (the "Company"). Principal executive offices of the Company are located at 317 Savannah Park Road, Cedar Falls, Iowa 50613.

         Item 2.  Identity and Background.

         The undersigned, Wayne W. Whalen ("Whalen"), hereby files this Statement on Schedule 13D. Whalen is a citizen of the United States and resides at 4920 S. Greenwood, Chicago, Illinois 60615. At the present time, Whalen is a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom, 333 W. Wacker Drive, Chicago, Illinois 60606. During the last five years, Whalen has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         The consideration used by Whalen to obtain the shares of Top Air Common Stock subject to this Statement consisted of 1000 shares of common stock of
Ficklin Machine Co., Inc., an Illinois corporation ("Ficklin"), which represented all of the issued and outstanding capital stock of Ficklin. Whalen exchanged Ficklin common stock for the Top Air Common Stock subject to this statement pursuant to that certain Share Exchange Agreement, between Whalen and the Company, dated January 15, 1996 (the "Share Exchange Agreement").

         Item 4.  Purpose of  Transaction.

         The shares of Top Air Common Stock subject to this Statement are held by Whalen solely for investment purposes. Pursuant to the Share Exchange Agreement, Top Air has agreed to take such steps as are necessary to add one individual selected by Whalen to the Board of Directors of Top Air.

         Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date hereof, Whalen owns 1,150,000 shares of Top Air Common Stock representing 22% of the issued and outstanding shares of Top Air Common Stock.

                  (b) Whalen has sole voting and dispositive power with respect to all of the 1,150,000 shares of Top Air Common Stock.

                                Page 3 of 4 Pages

                  (c) Except as set forth above, Whalen does not beneficially own any shares of Top Air Common Stock and has effected no transactions in shares of Top Air Common Stock during the preceding 60 days.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Simultaneous with the execution of the Share Exchange Agreement, Whalen entered into a Letter Agreement with Robert J. Freeman and Dennis W. Dudley in their capacities as Trustees under that certain Amended and Restated Voting
Trust Agreement, dated September 15, 1992 (the "Trust"), regarding the disposition of Top Air Common Stock owned by Whalen or the Trust (the "Letter Agreement"). The Letter Agreement provides that neither Whalen nor the Trust may sell 1,000,000 or more shares of Top Air Common Stock without granting the other the right to participate in such sale on a proportionate basis. A copy of the Letter Agreement is attached hereto as Exhibit 99 and incorporated herein by reference.



         Item 7.  Material to be Filed as Exhibits.

         Exhibit 2                  Agreement pursuant to Rule 13D-1(f)(1)(iii).

         Exhibit 99 Letter Agreement, dated January 15, 1997, among Whalen and Robert J. Freeman and Dennis W. Dudley, as Trustees under that certain Amended and Restated Voting Trust Agreement, dated September 15, 1992.


         After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated January 27, 1997



                                              /s/ Wayne W. Whalen
                                              -------------------
                                              Wayne W. Whalen


                               Page 4 of 4 Pages